May 22, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathryn McHale, Senior Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Bancorp
Registration Statement on Form S-4
Filed on May 5, 2015
File No. 333-203868

Dear Ms. McHale:

We have received your letter dated May 21, 2015, detailing your office’s review of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of Horizon Bancorp (the “Registrant”). On behalf of the Registrant, below are our responses to those comments. For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type. Contemporaneously with this letter, the Registrant also is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) reflecting our responses to your comments. References in this letter to the “joint proxy statement/prospectus” mean the joint proxy statement/prospectus, as amended, being filed with the Amendment No. 1.

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Prospectus Cover Page

1.	In accordance with Item 501(b)(2) of Regulation S-K, please provide the aggregate consideration that Peoples Bancorp shareholders will receive in connection with the merger.

Response: In response to the Staff’s comment, the Registrant has revised its disclosures on the cover page of the joint proxy statement/prospectus as you requested. I refer you to the second-to-last sentence of the first full paragraph of the cover page of the joint proxy statement/prospectus for the additional disclosure, which reads as follows:

“Subject to the adjustments described in the Merger Agreement and based on Horizon’s closing stock price of $24.27 on May 21, 2015, the value of the aggregate consideration that Peoples’ shareholders will receive in the merger is approximately $75.8 million.”

Kathryn McHale

Securities and Exchange Commission

May 22, 2015

The Merger

2.	We note that senior management of both Horizon and Peoples Bancorp provided financial projections to their respective financial advisors. Please disclose two years of any material projections or other material non-public information, including revenue, income, and income per share provided by Horizon to either Peoples Bancorp or its financial advisor. Similarly, please revise this section to disclose any projections or other material non-public information provided by Peoples Bancorp to Horizon or its financial advisors.

Response: In response to the Staff’s comment, the Registrant has revised its disclosures in the Registration Statement to include the projected financial information as you requested. I refer you to page 61 of the joint proxy statement/prospectus contained in Amendment No. 1 under the heading “Nonpublic Financial Projections Provided to Horizon and Peoples and Their Financial Advisors” for the additional disclosure.

Joint Opinion of Horizon’s Financial Advisors, page 61

3.	Please provide the information required by Section 1015(b)(4) of Regulation M-A. Specifically, disclose any material relationship that has existed between each company and each financial advisor over the past two years and the aggregate compensation paid by each company to each financial advisor for all services provided, including broker dealer services.

Response: In response to the Staff’s comment, the Registrant has revised its disclosures in the Registration Statement as you requested. I refer you to the fourth full paragraph on page 61 of the joint proxy statement/prospectus contained in Amendment No. 1 for the revised disclosure, which now reads as follows:

“For the two years preceding the date of their joint opinion delivered to the board of directors of Horizon, Patrick Capital and C&C have been jointly retained by Horizon to evaluate certain acquisition opportunities, including Horizon’s acquisition of SCB Bancorp in April of 2014. For those services, Patrick Capital received compensation totaling approximately $150,000.00, and C&C received no direct compensation from Horizon. Except as disclosed above, there are no material relationships that existed during the two years prior to the date of Patrick Capital’s and C&C’s joint opinion or that are mutually understood to be contemplated, including the provision of any broker-dealer services, in which any compensation was received or is intended to be received as a result of the relationship between Patrick Capital, C&C, and any party to the merger. Moreover, Patrick Capital and C&C have not been retained by Peoples for investment banking services in the same two year time frame. Patrick Capital and C&C may seek to provide investment banking services to Horizon in the future, for which Patrick Capital and C&C would seek customary compensation. Additionally, Patrick Capital may trade Horizon’s securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. C&C does not engage in the trading of such securities.”

Kathryn McHale

Securities and Exchange Commission

May 22, 2015

Exhibits

Exhibit 5.1

4.	The assumption in the second paragraph that the shares will be sold in compliance with federal and state securities laws is inappropriate. Please remove this assumption in rendering your opinion that the shares will be validly issued, fully paid and non-assessable.

Response: In response to the Staff’s comment, the legal opinion has been revised as you requested. Please see the revised opinion, which has been filed as Exhibit 5.1 to Amendment No. 1.

Exhibit 8.1

5.	Your assumption that the merger will qualify as a statutory merger under Indiana state law is inappropriate. Please revise your opinion and corresponding prospectus disclosure to opine that the merger will qualify as a statutory merger. See Staff Legal Bulletin No. 19 (Oct. 14, 2011) for further guidance.

Response: In response to the Staff’s comment, the legal opinion and corresponding prospectus disclosure have been revised as you requested. Please see the revised opinion, which has been filed as Exhibit 8.1 to Amendment No. 1, as well as the additional disclosure regarding the merger’s qualification as a statutory merger in the last full paragraph on page 81 of the joint proxy statement/prospectus contained in Amendment No. 1 under the heading “Material Federal Income Tax Consequences – General.”

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The Registrant respectfully requests the Staff’s assistance in completing its review of Amendment No. 1 as soon as possible. Should you have additional comments or questions, please contact me at (219) 873-2611.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Chief Financial Officer

cc:	Craig M. Dwight

Claudia V. Swhier